File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 27, 2006

GENERAL ORDINARY SHAREHOLDERS MEETING

San Pedro Garza García, N.L., México – April 27, 2006

Agreements:

- The annual report of 2005 was presented and approved.

- The financial statements of 2005 were approved; the application of the balance of the profit and loss account to the accumulated income account and an amount equal to the previous year that may be assigned for the repurchase of Vitro’s issued shares also were accepted.

- The payment of a cash dividend in an amount of Ps. $0.30 MexCY (thirty cents) per share in exchange of the coupon number 65 was approved.

- The appointment of Directors and Examiners for 2006 and the determination of their fees.

- The selling of the equity participation of the Company in the business unit Vitrocrisa integrated by Vitrocrisa Holding, S. de R.L. de C.V., Vitrocrisa Comercial, S. de R.L. de C.V., Vitrocrisa, S. de R.L. de C.V., Crisa Libbey, S.A. de C.V. and Crisa Industrial, LLC was approved.

- The appointment of special commissioners to carry out the necessary procedures for the duly formalization of the agreements voted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 27, 2006